UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference Call – 2Q15 July 23rd, 2015

2 The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made. Disclaimer

3 Horizonte 2 project Key highlights 2Q15 results Commodities prices Cash production cost Indebtedness Net results Free cash flow 4 5 6;7 Agenda 8 9 10 11 12

Horizonte 2 Project 4 Main Purchases 2Q15: Infrastructure; Turbogenerators; Energy transmission and distribution system; Instruments; Motors, pumps and valves. Startup: 4Q2017 Capacity*: 1.750 million t/year * Not considering creep capacity of 100 thousand t/year Physical and financial execution in line with schedule.

Key Highlights 5 Liability Management Gross debt reduction of US$ 934 million LTM, equivalent to 22% of total; Net debt of US$ 2,642 million, Fibria’s lowest ever level; Financial leverage reduction in US$ to 1.95x; Investment Grade rating by S&P. Pulp Market Sales volume of 1.282 million tons in the quarter, the second highest volume for a second quarter since Fibria’s inception; Pulp sales of 5.294 million tons LTM; Favorable market fundamentals supported price increases. Operational Results 2Q15: Net revenue: record of R$2,309 million EBITDA: record of R$1,157 million EBITDA margin: 50% FCF(1): R$466 million LTM(2): Net revenue: record of R$8,054 million EBITDA: record of R$3,682 million EBITDA margin: record of 46% FCL(1): R$1,219 million (1) Not considering dividends distribution and excluding R$78 millions in sales which cash settlement occurred in early July. (2) LTM: Last Twelve Months.

2Q15 Results 6 Net Revenue - 2Q15 By region By end-use BHKP Schedule Maintenance Downtimes - Brasil (000 t)(1) (1) Source: ABTCP and Fibria Pulp Sales (000 t) Net Revenue (R$ million) and Average Net Pulp Price (R$/t) Net Revenue LTM: R$8.1 billion. 49% 36% 15% Tissue Printing & Writing Specialties 42% 24% 26% 8% Europe North America A sia LatAm (128) (79) (105) (59) 1Q15 2Q15 3Q15 4Q15 1,694 1,997 2,309 2Q14 1Q15 2Q15 1,253 1,607 1,786

2Q15 Results 7 EBITDA (R$ million) and EBITDA Margin (%) – FX Sensitivity EBITDA (R$ million) EBITDA Margin Average FX (BRL/USD) Average pulp price - FOEX Europe (USD/t) 10% BRL depreciation = + 19% Ebitda (R$800 million) LTM EBITDA: R$ 3.7 billion

8 Commodities prices 122 166 88 53 61 42 100 = January 1st, 2012 Source: Bloomberg – June 30th, 2015 Low volatility of hardwood pulp price, even though new capacities have come on stream in the period. 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12 Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Iron Ore Soy Bean Crude Oil Sugar BHKP - FOEX Europe Exchange Rate (USD/BRL)

Cash Production Cost (R$/t) – 2Q15 9 + 4% LTM: Average FX: 38% Inflation (IPCA): 8.9%

Indebtdeness 10 Net Debt (Million) Gross Debt and Interest Expenses (Million) Net Debt/EBITDA (US$) Debt Amortization Schedule (US$ Million) Average Tenor (months) and Cost of Debt* in US$ (% p.a.) Interest (US$) - 24% Net Debt/EBITDA (R$) (*) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period. TJLP consecutive increases - 35% Cash on hand : US$ 470 million 2.34 2.88 2.23 2.43 2.30 1.95 8,457 9,352 9,015 3,840 2,915 2,906 Jun/14 Mar/15 Jun/15 R$ US$ 6,681 8,991 8,197 3,033 2,803 2,642 Jun/14 Mar/15 Jun/15 R$ US$ 264 554 818 186 213 350 447 626 369 90 21 3 600 Liquidity 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Pre-payment BNDES ECN ACC/ACE Voto IV Bond (cash) (revolver) 50 35 33

Net Results (R$ million) – 2Q15 11 (1) Includes non-recurring expenses/non-cash, other FX variation expenses and other financial income/expenses. (1) current 2Q15 2Q15

Free Cash Flow(1) – 2Q15 12 Does not include non-recurring items. (2) Not considering dividends payment. (3) Cash basis. For detailed information,, see 2Q15 Results Earnings Release (page 17). (1) R$ million (2) FCF of R$ 544 million, including sales which cash settlement occured in early July. Evolution on return metrics ROE = 9.0% ROE = 13.4% (3) 2Q14 2Q15 ROIC = 10.1% ROIC = 13.9% 1,157 466 317 (430) (93) (128) (38) (2) (149) Adjusted EBITDA Capex Interest (paid/received) Working Capital Taxes Others Free Cash Flow Dividends Free Cash Flow

13 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO